March 14, 2014

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UGI Corporation
Form 10-K for Fiscal Year Ended September 30, 2013
Filed December 16, 2013
Form 10-Q for Fiscal Quarter Ended December 31, 2013
Filed February 7, 2014
File No. 1-11071

Dear Mr. Thompson:

This letter is submitted by UGI Corporation (the “Company”) in response to your letter dated February 20, 2014, relating to the above referenced filing by the Company. Set forth below in italics are the comments contained in the staff’s letter, together with the Company’s responses.

Form 10-K for Fiscal Year Ended September 30, 2013

Consolidated Financial Statements, page F-6

Note 6 – Debt F-25

AmeriGas Propane, page F-26

1.

We note your disclosure that the AmeriGas Propane 6.75% and 7.00% notes are guaranteed by AmeriGas Partners. Please tell us your consideration of the applicability of the financial statement and related disclosure requirements in Rule 3-10 of Regulation S-X as it relates to the subsidiary issuer and subsidiary guarantor of these registered notes.

Response: AmeriGas Partners, L.P.’s (the “Partnership”) subsidiaries that issued the 6.75% Notes and the 7% Notes (referred to jointly hereafter as the “Notes”) are finance subsidiaries, as defined in Rule 3-10(h)(7) and disclosed in Note 5 of the Company’s consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2013 (the “Company’s 10-K”) filed on December 16, 2013. Accordingly, Rule 3-10(b) as it relates to finance subsidiaries is the rule applicable to these Notes.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

March 14, 2014

The Company notes that Rule 3-10(b) permits the omission of financial statements for the finance subsidiary issuers as long as the parent company’s consolidated financial statements are filed for the periods specified by Rule 3-01 and 3-02 and the parent company’s consolidated financial statements disclose in the footnotes (1) that the issuer is a 100%-owned finance subsidiary (see Note 5 on page F-23 of the Company’s consolidated financial statements included in the Company’s 10-K), (2) that the parent fully and conditionally guaranteed the securities (see Note 6 on page F-26 of the consolidated financial statements included in the Company’s 10-K), and (3) the narrative disclosure required by paragraphs (i)(9) and (i)(10) of Rule 3-10 relating to any restrictions on the ability of the parent, subsidiary issuers or guarantors to obtain funds from its subsidiaries (see Note 6 on page F-27 of the consolidated financial statements included in the Company’s 10-K).

The language included in the sections referred to above is included in Exhibit A attached hereto. Given the Staff’s comment, the Company and the Partnership have decided that, in the future, they will specify in the footnote that discusses the Partnership’s outstanding debt (Note 6 in the financial statements included in the Company’s 10-K) that the issuers of the Notes are both finance subsidiaries.

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Item 4. Controls and Procedures, page 41

2.

We note that as of September 30, 2013 you concluded disclosure controls and procedures were not effective because of identified weaknesses in your internal controls over financial reporting. We also note your disclosure that there were no changes in internal controls over financial reporting during the quarter ended December 31, 2013 and that you expect to remediate the material weaknesses in internal control over financial reporting during fiscal 2014. In light of the preceding, please tell us how management determined that disclosure controls and procedures are nonetheless effective as of December 31, 2013. Please also tell us your consideration of expanding your disclosure to explain how management determined that disclosure controls and procedures are now effective given the material weaknesses identified.

Response: The Company’s 10-K states that the Company “did not maintain effective controls over our accounting for commodity derivative instruments” in that the “controls were not designed effectively to provide reasonable assurance that commodity derivative instruments were accounted for in accordance with GAAP.” Specifically, the Company noted that the “material weakness resulted in errors in the recording of certain commodity derivative transactions as cash flow hedges.” In addition, in Note 3 to the consolidated financial statements included in the Company’s 10-K, the Company explained that the error in accounting affected commodity derivative instruments at the Company’s Midstream & Marketing businesses. The Company stated in the Company’s 10-K, in Item 9A, that it had discontinued the use of hedge accounting for commodity derivative instruments at Midstream & Marketing and “will report mark-to-market

Mr. William H. Thompson

U.S. Securities and Exchange Commission

March 14, 2014

adjustments on unsettled derivatives.” Nevertheless, the Company believed that its controls related to the accounting for commodity derivative instruments included a weakness that met the definition of a material weakness as of September 30, 2013 because, as of September 30, 2013, the Company still intended to continue to use hedge accounting for its commodity derivative instruments at Midstream & Marketing and its failure to maintain effective controls related to compliance with the hedge accounting requirements met the definition of a material weakness. In addition, although at the time it filed the Company’s 10-K the Company knew that it would no longer use hedge accounting for its commodity derivative instruments at Midstream & Marketing, the Company believed that it should remediate the material weakness so that, if it wanted to use hedge accounting for commodity derivative instruments at Midstream & Marketing at some time in the future, its controls would be adequate for such accounting treatment. Accordingly, the Company identified in the Company’s 10-K various remediation steps related to the material weakness.

In analyzing whether the Company’s disclosure controls and procedures were effective for the quarter ended December 31, 2013, management considered the material weakness identified in the Company’s 10-K. Management notes that the nature of the internal control deficiency that gave rise to the material weakness was misapplication of hedge accounting at Midstream & Marketing. Its decision to discontinue the use of hedge accounting for commodity derivative instruments at Midstream & Marketing meant that, as of the date of the actual discontinuation of the use of hedge accounting for commodity derivative instruments at Midstream & Marketing, the earlier identified deficiencies in the controls associated with the accounting for commodity derivative instruments as hedges no longer met the definition of a material weakness. Nevertheless, to ensure that all material commodity derivative instruments at the Company’s other business units were accounted for correctly under generally accepted accounting principles in the United States, the Company enhanced its controls, in a manner that it did not regard as significant, to require additional review and testing of material commodity derivative instruments for the quarter ended December 31, 2013. This additional review and testing of the accounting for material commodity derivative instruments further substantiated the Company’s conclusion that the material weakness as of September 30, 2013 was not a material weakness in internal control over financial reporting as of December 31, 2013. For these reasons, the Company could conclude that the prior material weakness did not mean that the Company’s disclosure controls and procedures were not effective as of December 31, 2013. Based on management’s review of the Company’s disclosure controls and procedures and its assessment that, as a result of those controls and procedures, information required to be disclosed was accurately recorded, processed, summarized and reported, as well as accumulated and communicated to the Company’s management in a timely manner, and the conclusion that the material weakness in internal control over financial reporting was not a material weakness as of December 31, 2013, management disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2013 (the “Company’s 10-Q”) that its disclosure controls and procedures were effective.

The Company has considered explaining in the Company’s 10-Q why its disclosure controls and procedures were effective as of December 31, 2013 even though it had a material weakness as of

Mr. William H. Thompson

U.S. Securities and Exchange Commission

March 14, 2014

September 30, 2013. Given the disclosure in the Company’s 10-K that the weakness related to the misapplication of hedge accounting with respect to commodity derivative instruments at its Midstream & Marketing business as of September 30, 2013 and the disclosure in both the Company’s 10-K and the Company’s 10-Q that it had discontinued hedge accounting at Midstream & Marketing, the Company does not believe further explanation is required.

In connection with the response above, the Company acknowledges that

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact the undersigned at (610) 337-1000, or Linda L. Griggs, of Morgan, Lewis & Bockius, LLP, at (202) 739-5245.

Very truly yours,

UGI Corporation

By:	/s/ Kirk R. Oliver
	Name:	Kirk R. Oliver
	Title:	Chief Financial Officer

cc:	Linda L. Griggs

Exhibit A

Note 5 F-23 “The cash portion of the Heritage Acquisition was financed by the issuance by AmeriGas Finance Corp. and AmeriGas Finance LLC, wholly owned finance subsidiaries of AmeriGas Partners (the “Issuers”), of $550 principal amount of 6.75% Senior Notes due May 2020 (the “ 6.75% Notes”) and $1,000 principal amount of 7.00% Senior Notes due May 2022 (the “ 7.00% Notes”). For further information on the 6.75% Notes and the 7.00% Notes, see Note 6.”

Note 6 F-26 “The 6.75% Notes and the 7.00% Notes are fully and unconditionally guaranteed on a senior unsecured basis by AmeriGas Partners.”

Note 6 F-27 “Restrictive Covenants. The AmeriGas Partners Senior Notes restrict the ability of the Partnership and AmeriGas OLP to, among other things, incur additional indebtedness, make investments, incur liens, issue preferred interests, prepay subordinated indebtedness, and effect mergers, consolidations and sales of assets. Under the AmeriGas Senior Notes Indentures, AmeriGas Partners is generally permitted to make cash distributions equal to Available Cash, as defined, as of the end of the immediately preceding quarter, if certain conditions are met.

The HOLP Senior Secured Notes contain restrictive covenants including the maintenance of financial covenants and limitations on the disposition of assets, changes in ownership, additional indebtedness, restrictive payments and the creation of liens. The financial covenants require AmeriGas OLP to maintain a ratio of Consolidated Funded Indebtedness to Consolidated EBITDA (as defined) below certain thresholds and to maintain a minimum ratio of Consolidated EBITDA to Consolidated Interest Expense (as defined).

The AmeriGas Credit Agreement restricts the incurrence of additional indebtedness and also restricts certain liens, guarantees, investments, loans and advances, payments, mergers, consolidations, asset transfers, transactions with affiliates, sales of assets, acquisitions and other transactions. The AmeriGas Credit Agreement requires that the Partnership and AmeriGas OLP maintain ratios of total indebtedness to EBITDA, as defined, below certain thresholds. In addition, the Partnership must maintain a minimum ratio of EBITDA to interest expense, as defined and as calculated on a rolling four-quarter basis. Generally, as long as no default exists or would result, the Partnership and AmeriGas OLP are permitted to make cash distributions not more frequently than quarterly in an amount not to exceed available cash, as defined, for the immediately preceding calendar quarter.”